3001 Deming Way Middleton, WI 53562-1431 P.O. Box 620992 Middleton, WI 53562-0992 (608) 275-3340

March 28, 2107

Mr. Kevin L. Vaughn

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:  Spectrum Brands Holdings, Inc.

Form10-K for the Fiscal Year Ended September 30, 2016

Filed November 17, 2016

Form 10-Q for the Fiscal Quarter Ended January 1, 2017

Filed February 1, 2017

Form 8-K filed January 26, 2017

File No. 1-34757

SB/RH Holdings, LLC

Form 10-K for the Fiscal Year Ended September 30, 2016

Filed November 21, 2016

File No. 333-192634-03

Dear Mr. Vaughn:

Set forth below is the response of Spectrum Brands Holdings, Inc. and SB/RH Holdings (collectively, the “Company”) to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated March 17, 2017 (the “Comment Letter”).  For your convenience, the text of the comment in the Comment Letter has been duplicated in bold type to precede the Company’s response.

Spectrum Brands Holdings, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2016

Segment Financial Data, page 45

1.

We note your discussion of Adjusted EBITDA as the performance measure determined consistent with ASC 280 for each of your operating segments.  Your presentation may be inconsistent with Question 104.02 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016 which calls for a complete discussion of the reconciliation items used to determine segment Adjusted EBITDA that apply to each particular segment.  Please review this guidance when preparing your next filing.

In response to the Staff’s comment, the Company reviewed Question 104.02 of the Compliance and Disclosure Interpretation on non-GAAP financial measures issued on May 17, 2016 (“C&DI”).  Within the segment discussion in the MD&A beginning on page 47 of the Company’s report, we include a reconciliation of each segment Adjusted EBITDA from segment net income, to supplement the segment discussion within the MD&A.    The explanatory paragraph to the reconciliation provides a discussion of the reconciling items that apply to the particular segments discussed in the MD&A.  Additionally, as part of the Business Overview section in MD&A beginning on page 41 of the report, the Company also includes references to acquisition activity, restructuring, and refinancing activities during the reported periods, with references to notes of the consolidated financial statements to minimize the redundancy of disclosures within the report.  For future filings, the Company will present the non-GAAP reconciliations and related explanatory paragraph included on pages 47-50 prior to presenting the consolidated results of operations and segment financial data.  We will include comparable GAAP metrics and discussion of significant reconciling items that apply to each segment consistent with Question 104.02 of the C&DI.

Non-GAAP Measurements, page 47

2.	You disclose that non-GAAP consolidated Adjusted EBITDA is also a useful measure of your ability to service debt and one measure used for determining your debt covenants. Please address the following:

•	Clarify for us the ways in which management utilizes the non-GAAP measure to assess your liquidity.
•

Describe to us the debt agreements that include Adjusted EBITDA as a covenant, including the materiality of the related outstanding debt, and support your presentation of the measure as a non-GAAP performance measure in this filing.

•

Tell us how you considered the guidance and the disclosure described in Question 102.09 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016.

In response to the Staff’s comment:

•

The Company does not use adjusted EBITDA as a liquidity measure, but rather as a performance measure.  The Company also considers Adjusted EBITDA a  key metric as it is incorporated in our debt covenants.  For future filings, we will remove the reference to Adjusted EBITDA being used as a measure of the Company’s ability to service debt.

•

In accordance with the Senior Credit Agreement, the primary financial covenant for the Company’s Revolver Facility is total leverage ratio to be no greater than 6.0 to 1.0 for which is calculated as the ratio of (i) total debt at period-end excluding any unamortized discount and/or premium or debt issuance costs, less cash and cash equivalents, to (ii) Adjusted EIBTDA for the trailing twelve months.  As of September 30, 2016, the Company’s net leverage ratio was 3.6x.  As of September 30, 2016, there was no outstanding balance under the Revolver Facility.  As of January 1, 2017, the Revolver Facility had an outstanding balance of $165.5 million and was approximately 4.6% of the total long-term debt balance.  The Company uses the Revolver Facility primarily as a means of managing working capital needs.  The Adjusted EBITDA metric included in our filing is materially consistent to the Adjusted EBITDA metric used in our financial covenants.

•

The Company reviewed Question 102.09 of the updated C&DI.  The Company discloses material terms of the Senior Credit Agreement in Note 10, “Debt” in the Notes to the Consolidated Financial Statements on page 94 of the report, including financial covenants, “the Senior Credit Agreement, solely with respect to the Revolver Facility, contains a financial covenant on the maximum net leverage ratio that is tested on the last day of each fiscal quarter”.  For future filings, the Company will disclose how the leverage ratio is defined and threshold under the financial covenant.    The Company does not currently believe that it is reasonably likely that it will not be able to meet these thresholds; therefore the Company does not believe it is necessary to include the calculation for net leverage ratio under the arrangement as the information is readily available to make that determination and the financial covenant is not relevant to the majority of its outstanding debt.  Additionally, the Company provides the affirmative statement “the Company was in compliance with all covenants” in Note 10 “Debt” in the Notes to the Consolidated Financial Statements.

Note 21 – Guarantor Statements – SB/RH, page 115

3.

We reference your response to comment 9 in our letter dated March 16, 2015.  As previously agreed, please revise future filings to label the first column “Spectrum Brands, Inc. (without consolidated entities)”.

In response to the Staff’s comment, the Company confirms that in our response to comment 9 in the SEC letter dated March 16, 2015, we stated “To avoid confusion, in future filings the Company will change the column heading from ‘parent (without consolidated entities)’ to ‘Spectrum Brands, Inc. (without consolidated entities)’.”  Further, the Company confirms that in response to comment 8 in the SEC letter dated March 16, 2015, we stated, “the Company confirms that Spectrum Brands Inc. is the issuer of the 6.375% and 6.625% Notes as well as the 6.75% Notes (collectively, the ‘Notes’), and that Spectrum Brands Inc.’s domestic subsidiaries and SB/RH Holdings, LLC, the sole shareholder of Spectrum Brands Inc., are guarantors of the Notes.  As such, in reliance on Rule 3-10(d) of Regulation S-X, the Company presented the consolidating financial statement footnote with separate columns for Spectrum Brands, Inc. (labeled as ‘Parent (without consolidate entities)’), its guarantor subsidiaries, its non-guarantor subsidiaries, consolidating adjustments and the total consolidated amounts.  A separate column showing financial statement information for SB/RH Holdings, LLC would not be material to investors.  To avoid confusion, in future filings the Company will change the column heading ‘Parent (without consolidated entities)’ to ‘Spectrum Brands, Inc. (without consolidated entities)’ and the Company will state that a separate column for SB/RH Holdings, LLC financial statement information is not presented as SB/RH Holdings, LLC has no independent assets or operations and management had determined that such presentation would not be material to investors.”

In response to the collective comments, and to provide greater clarity and avoid further confusion, the Company will make the following adjustments in future filings to the introductory paragraph to the consolidating financial information in the Notes to the Consolidated Financial Statements for SB/RH Holdings, LLC, “The following consolidating financial statements illustrate the components of the consolidated financial statements of SB/RH Holdings, LLC.  The ‘Parent’ consists of the financial statements of Spectrum Brands, Inc. as the debt issuer, with SB/RH as a parent guarantor, without consolidated entities.    SB/RH Holdings, LLC financial information is not presented separately as there are no independent assets or operations and therefore determined to not be material.  Investments in subsidiaries are accounted for using the equity method for purposes of illustrating the consolidating presentation.  The elimination entries presented herein eliminate investments in subsidiaries and intercompany balances and transactions.”  The Company will continue to label the column as “Parent” but is providing greater transparency in its definition with the introductory paragraph noted above.

Form 10-Q for the Fiscal Quarter Ended January 1, 2017

Liquidity and Capital Resources

Net cash provided (used) by operating activities, page 32

4.

We note the discussion of cash payments made to Stanley Black and Decker of $23.2 million as a non-recurring settlement of transitional operating costs.  Please describe to us in greater detail how this transaction was recorded in your financial statements, the terms of this settlement agreement and how your accounting for the settlement complied with ASC 450-20.

In response to the Staff’s comment, the Company notes that the Stanley Black and Decker (“SBD”) payment was a net settlement of various working capital balances that consisted of receivables and payables between counterparties.   These balances were a result of post-acquisition transitional operations related to the carve-out of the Hardware and Home Improvement Business from SBD, purchased by the Company on December 17, 2012; and the subsequent carve-out of the TongLung Metals Business from SBD, purchased by the Company on April 8, 2013.  In addition, the Company had a tolling agreement with SBD during this transitional period, subsequent to the acquisition, that expired during the fiscal year ended September 30, 2015.  As the net settlement was a result of an accumulation of multiple operating transactions performed by both parties during the transitional period, subsequent to an acquisition, the payment was reflected as part of cash flows from operating activities during the fiscal quarter in which it was paid; it was separately identified in the liquidity discussion as a non-recurring cash flow attributable to operations, primarily due to its timing.  The impact to the Company’s consolidated statement of income during the fiscal quarter ended January 1, 2017 was less than $1.0 million.  Further, in consideration of ASC 450-20, the net settlement consisted of many individual operating transactions that were subsequently negotiated for settlement with the respective counterparty on a net basis.   Therefore the working capital balances were appropriately recognized on the consolidated balance sheet of the Company through standard operations, and additional disclosure was not considered necessary under the requirements of ASC 450-20.

Form 8-K filed January 26, 2017

5.

We note that in your earnings release, including the First Quarter Highlights section and pages 2 through 7, you disclosed several non-GAAP measures – such as consolidated segment non-GAAP Adjusted EBITDA margin, and consolidated and projected non-GAAP free cash flow- that omit or precede a discussion of the comparable GAAP measure.  In your next earnings release please present the most directly comparable GAAP measure with equal or greater prominence.  Refer to Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance of non-GAAP financial measures issued on May 17, 2016.

In response to the Staff’s comment, the Company reviewed the response to Question 102.10 of the C&DI to address matters of presentation of a non-GAAP measure and its most directly comparable GAAP measure with equal or greater prominence.  The Company will make adjustments to the earnings release to present comparable GAAP measures with equal or greater prominence to non-GAAP measures in accordance with the C&DI in future filings.

SB/RH Holdings, LLC

Form 10-K for the Fiscal Year Ended September 30, 2016

General

6.	As appropriate, please apply our comments on the Spectrum Brands Holdings, Inc. filings to all SB/RH Holdings, LLC filings.

In response to the Staff’s comment, the Company confirms that all comments on the Spectrum Brands Holdings, Inc. filings are applicable to the SB/RH Holdings, LLC filings.  The Company will make the updates within the comments previously discussed to the applicable sections for SB/RH Holdings, LLC in our combined filing.

*    *    *

Please feel free to contact Douglas L. Martin, Chief Financial Officer, at (608) 275-4423 or Nathan E. Fagre, General Counsel & Secretary at (608) 275-4880 should you have any further questions regarding this matter.

Sincerely,
/s/ Douglas L. Martin
Douglas L. Martin Chief Financial Officer Spectrum Brands Holdings, Inc. SB/RH Holdings, LLC